Exhibit 99.4

BDO Canada LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Facsimile: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Independent Auditors’ Report

To The Shareholders of

Minera Andes Inc.

We have audited, before the effects of the adjustments as noted in Notes 2(a) and 13(h), the Consolidated Balance Sheet of Minera Andes Inc. as at December 31, 2008 and the Consolidated Statements of Operations, Changes in Shareholders’ Equity, and Cash Flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

With respect to the consolidated financial statements for the year ended December 31, 2008 we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, prior to the adjustments as described in Notes 2(a) and 13(h), present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 13(h), the Company has restated its Differences between Canadian and United States Generally Accepted Accounting Principles in relation to an error in the elimination of an intercompany interest amount and a reconciling error noted in the depreciation and amortization method calculated on the mineral properties and deferred exploration asset within its investment in Minera Santa Cruz for the year ended December 31, 2008.

As discussed in Note 2(a), the Company restated its future tax expense and opening accumulated deficit in relation to its interest income with Minera Santa Cruz for the year ended December 31, 2008.

We were not engaged to audit, review, or apply any procedures to the adjustments as described in Notes 2(a) and 13(h) and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Such adjustments were audited by KPMG LLP.

(Signed) BDO Canada LLP

Chartered Accountants

Vancouver, Canada

March 24, 2009 (July 28, 2009 as to the effects of the restatement discussed in Note 18 of the consolidated financial statements not presented herein included in the Amendment No.2 of Form 40F/A for the year ended December 31, 2008),

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company’s ability to continue as a going concern such as those described in Note 1 of the December 31, 2008 consolidated financial statements. Our report to the shareholders dated March 24, 2009 (July 28, 2009 as to the effects of the restatement discussed in Note 18 of the consolidated financial statements not presented herein included in the Amendment No.2 of Form 40F/A for the year ended December 31, 2008), is expressed in accordance with Canadian reporting standards which do not present a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the December 31, 2008 consolidated financial statements.

(Signed) BDO Canada LLP

Chartered Accountants

Vancouver, Canada

March 24, 2009 (July 28, 2009 as to the effects of the restatement discussed in Note 18 of the consolidated financial statements not presented herein included in the Amendment No.2 of Form 40F/A for the year ended December 31, 2008),